Filed by Lawson Software, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Lawson Software, Inc.
Commission File No.: 333-129862

Lawson Software

Terry Blake

U.S. Media

+1-651-767-4766

terry.blake@lawson.com

Barbara Doyle

Investor Relations

+1-651-767-4385

barbara.doyle@lawson.com

Lut Verschueren
Europe Media

+32-9-236-16-36

Lut.verschueren@be.lawson.com

Lannette Cox

Australia/New Zealand and Asia Media

+61-2-8437-5803

Lannette.cox@au.lawson.com

LAWSON SOFTWARE BEGINS TRADING ON STOCKHOLM STOCK EXCHANGE

ST. PAUL, Minn., and STOCKHOLM, Sweden – May 1, 2006 – Lawson Software, Inc. (“Lawson”) (Nasdaq: LWSN) (SSE: LWSN) today announced that VPC-registered Lawson common stock will commence trading on the Stockholm Stock Exchange under the symbol “LWSN” beginning May 2, 2006. Having met the exchange requirements, Lawson Software has been approved for a secondary listing at the Stockholm Stock Exchange. Lawson common stock continues its primary listing on the Nasdaq National Market.

On April 25, 2006, Lawson and Intentia International announced the fulfillment of conditions of the offer and the completion of their combination, to create a global leader in enterprise applications with approximately 4,000 customers in more than 40 countries. Lawson also announced that the acceptance period for the offer was extended to May 5, 2006, 5:00 p.m. (CET) to enable those holders of shares in Intentia who have not yet tendered their shares to participate in the Exchange Offer. Shares tendered during the extended acceptance period are expected to settle commencing the week following the expiration of the extended acceptance

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period. After the extension, Lawson intends to initiate compulsory acquisition proceedings regarding the shares that have not been tendered in the Exchange Offer.

About Lawson Software

Lawson Software provides software and service solutions to 4,000 customers in manufacturing, distribution, maintenance and service sector industries across 40 countries. Lawson’s solutions include Enterprise Performance Management, Supply Chain Management, Enterprise Resource Planning, Customer Relationship Management, Manufacturing Resource Planning, Enterprise Asset Management and industry-tailored applications. Lawson solutions help customers simplify their businesses or organizations by streamlining processes, reducing costs and enhancing business or operational performance. Lawson is headquartered in St. Paul, Minn., and has offices worldwide. Visit Lawson online at www.lawson.com.

Forward-Looking Statements

This press release contains forward-looking statements that contain risks and uncertainties. These forward-looking statements contain statements of intent, belief or current expectations of Lawson Software and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements. The company is not obligated to update forward-looking statements based on circumstances or events that occur in the future. Risks and uncertainties that may cause such differences include but are not limited to:  uncertainties in Lawson’s ability to realize synergies and revenue opportunities anticipated from the Intentia International acquisition; uncertainties in the software industry; global military conflicts; terrorist attacks; pandemics, and any future events in response to these developments; changes in conditions in the company’s targeted industries; increased competition and other risk factors listed in the company’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission and as included in Lawson Holding’s Form S-4 Proxy Statement/Prospectus filed with the Commission.

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Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.